FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F             ☒           Form 40-F             ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         ☐            No           ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82       ]

Athens, December 15th, 2016

Repayment of the contingent convertible bonds (CoCos) issued in favor of the Hellenic Financial Stability Fund (HFSF)

National Bank of Greece S.A. (NBG) informs investors that, following relevant resolution of its Board of Directors and in accordance with the Commitments stemming from NBG’s updated Restructuring Plan, as this was approved by the European Commission on December 4th 2015, it has proceeded to repayment of the contingent convertible bonds (CoCos) amounting to €2,029.2m which it had issued in December 2015 and were held by the Hellenic Financial Stability Fund (HFSF), following previous relevant approval by the Single Supervisory Mechanism (SSM) of the European Central Bank in accordance with the applicable regulatory framework. It is noted that, following the repayment of the CoCos, the Group’s capital adequacy ratio remains at high levels (CET1 16.9%) in relation to the stipulated supervisory limits confirming the Bank’s strong capital base.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: December 15th, 2016

Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: December 15th, 2016

Director, Financial Division